MENSTRUAL MATES, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2022 and 2021

(Unaudited)

Menstrual Mates Inc

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
1000 Chase Checking (1871)	1,206,994.38	101,800.68
1015 PayPal Bank	858.97	-43.53
Total Bank Accounts	**$1,207,853.35**	**$101,757.15**
Other Current Assets		
1200 Merchant Processing Clearing Account		
1201 Shopify Clearing	0.00	
1202 Paypal Clearing	0.00	
1203 Stripe Clearing	0.00	0.00
Total 1200 Merchant Processing Clearing Account	**0.00**	**0.00**
1300 Inventory Asset	0.00	
1305 Finished Goods	2,726.27	610.72
1310 Components, Packaging & Landed Costs	215.32	
Total 1300 Inventory Asset	**2,941.59**	**610.72**
1400 Prepaid Expenses		
1405 Prepaid Inventory	37,119.00	
1410 Prepaid Expense	1,540.00	
1415 Prepaid Federal Taxes	76,230.00	
Total 1400 Prepaid Expenses	**114,889.00**	
1635 Employee Cash Advances	12,029.92	
Total Other Current Assets	**$129,860.51**	**$610.72**
Total Current Assets	**$1,337,713.86**	**$102,367.87**
Fixed Assets		
1500 Fixed Asset		
1505 Tooling	0.00	
Total 1500 Fixed Asset	**0.00**	
Total Fixed Assets	**$0.00**	**$0.00**
Other Assets		
1605 Product Development Costs	373,986.00	
1610 Accumulated Amortization	-35,471.00	
Total Other Assets	**$338,515.00**	**$0.00**
TOTAL ASSETS	**$1,676,228.86**	**$102,367.87**

Menstrual Mates Inc

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
2250 Donations Payable	20.00	
2300 Deferred Revenue	585,116.73	856.69
2301 Shopify Merchant Fees	-14,902.10	
2302 Paypal Merchant Fees	-9,279.84	
Total 2300 Deferred Revenue	**560,934.79**	**856.69**
Total Other Current Liabilities	**$560,954.79**	**$856.69**
Total Current Liabilities	**$560,954.79**	**$856.69**
Long-Term Liabilities		
2600 Notes Payable - Long - Term Liability		
2605 Indiana 21st Century Fund, LP Loan Payable 6/24	0.00	20,000.00
2610 Indiana 21st Century Fund, LP Loan Payable 9/24	0.00	40,000.00
2615 George Kaiser Family Foundation Loan Payable 6/24	824,504.26	
2620 Sixty8 Capital L.P. Loan Payable	512,702.49	
2625 Debut Capital Loan Payable	25,505.16	
2630 Paul Bush Loan Payable	5,101.04	
2635 Alan Downen Loan Payable	5,101.04	
2640 George Kaiser Family Foundation Loan Payable	165,840.82	
Total 2600 Notes Payable - Long - Term Liability	**1,538,754.81**	**60,000.00**
2700 Long - Term Loans	0.00	10,000.00
Total Long-Term Liabilities	**$1,538,754.81**	**$70,000.00**
Total Liabilities	**$2,099,709.60**	**$70,856.69**
Equity		
3000 Opening balance equity	0.00	
3100 Common Stock		
3105 Cindy	28.50	28.50
3110 Drew	28.50	28.50
3115 Paul Sherman	3.00	3.00
Total 3100 Common Stock	**60.00**	**60.00**
3200 Additional Paid-in Capital		
3205 APIC - Cindy	971.50	971.50
3210 APIC - Drew	971.50	971.50
3215 APIC - Paul Sherman	19,997.00	19,997.00
Total 3200 Additional Paid-in Capital	**21,940.00**	**21,940.00**

Menstrual Mates Inc

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
3300 SAFE Note Investments		
3305 Indiana 21st Century Fund, LP (Elevate)	0.00	20,000.00
3310 ImpactAssets Inc. (Inicio Ventures)	50,000.00	50,000.00
3315 John Belardo	20,000.00	
Total 3300 SAFE Note Investments	**70,000.00**	**70,000.00**
3400 Retained Earnings	-60,488.82	-649.57
Net Income	-454,991.92	-59,839.25
Total Equity	**$ -423,480.74**	**$31,511.18**
TOTAL LIABILITIES AND EQUITY	**$1,676,228.86**	**$102,367.87**

Menstrual Mates Inc

Profit and Loss Comparison
January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Income		
4000 Sales		
4010 Merchandise Sales	1,669.00	
4015 Book Sales	174.15	627.16
Total 4000 Sales	**1,843.15**	**627.16**
4020 Shipping Income	338.03	
4100 Sales Discount	-35.10	
4200 Sales Refunds	-14.99	
Total Income	**$2,131.09**	**$627.16**
Cost of Goods Sold		
5000 Cost of goods sold		
5010 COGS - Merchandise	1,317.29	
5015 COGS - Book	89.45	541.77
5030 Inventory Shrinkage & Adjustment	0.00	
Total 5000 Cost of goods sold	**1,406.74**	**541.77**
Total Cost of Goods Sold	**$1,406.74**	**$541.77**
GROSS PROFIT	**$724.35**	**$85.39**
Expenses		
6000 Selling & Fulfillment Expenses		
6005 Outbound Freight & Shipping	145.08	236.45
6015 Selling Software	543.00	394.00
6020 Merchant Fees		
6025 Shopify Fees	460.89	
6030 Paypal Fees	287.01	
6035 Stripe Fees		29.32
Total 6020 Merchant Fees	**747.90**	**29.32**
Total 6000 Selling & Fulfillment Expenses	**1,435.98**	**659.77**
6100 Advertising & Marketing		
6105 Digital & Social media		
6106 Facebook Ads	11,211.22	356.77
6107 Google Ads	902.13	
6108 Tiktok Ads	385.82	
6109 Influencer Expenses	23,676.41	
Total 6105 Digital & Social media	**36,175.58**	**356.77**
6115 Brand Marketing		
6117 Public Relations	31,470.00	
6118 Print, Photo & Video Expense	15,529.74	170.81
6120 Donations	2,872.37	300.00
Total 6115 Brand Marketing	**49,872.11**	**470.81**

Menstrual Mates Inc

Profit and Loss Comparison
January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
6130 Marketing Software	4,064.28	119.99
6145 Website Expense	4,151.98	3,125.85
6150 Advertising Salaries & Wages	27,924.86	
6155 Advertising Salaries & Wages - Officers	56,611.69	
6160 Advertising Bonuses	0.00	
6170 Advertising Payroll Taxes	5,152.60	
Total 6100 Advertising & Marketing	**183,953.10**	**4,073.42**
6200 Product Development Cost	0.00	58,620.92
6300 Other G&A		
6350 Legal & Professional Services		
6351 Accounting	8,786.30	300.00
6352 Legal	51,134.65	8,549.00
Total 6350 Legal & Professional Services	**59,920.95**	**8,849.00**
6400 Payroll Expenses		
6401 Salaries & Wages	23,076.90	1,360.00
6404 Payroll Taxes	3,779.19	
6405 Employee Fringe Benefits	2,600.00	-240.33
6406 Contractors	3,974.19	
6407 Payroll Processing Fees	109.37	
6408 Recruiting	2,499.01	
6409 Bonuses	0.00	
6410 Salaries & Wages - Officers	64,211.71	
Total 6400 Payroll Expenses	**100,250.37**	**1,119.67**
6500 Travel	2,800.89	
6501 Airlines	6,616.05	
6502 Lodging	3,292.43	
6503 Ground Transportation	2,793.23	50.33
Total 6500 Travel	**15,502.60**	**50.33**
6550 Software Expenses	15,210.98	456.00
6555 Insurance	3,832.79	3,333.34
6560 Meals & Entertainment	2,879.61	469.36
6565 Office Expense	7,586.12	1,230.83
6570 Dues & Subscriptions	450.00	
6575 Bank Charges & Fees	247.00	62.00
6580 Licenses & Fees	2,092.36	
6585 Other Business Expenses	1,131.13	
Total 6300 Other G&A	**209,103.91**	**15,570.53**
Total Expenses	**$394,492.99**	**$78,924.64**
NET OPERATING INCOME	$ -393,768.64	$ -78,839.25

Menstrual Mates Inc

Profit and Loss Comparison
January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Other Income		
7005 Grants	13,000.00	19,000.00
Total Other Income	**$13,000.00**	**$19,000.00**
Other Expenses		
7010 Foreign Currency Exchange	-2.53	
8000 Other Expense		
8100 Interest & Financing Expense	38,754.81	
Total 8000 Other Expense	**38,754.81**	
8201 Federal Income Tax Expense	0.00	
8400 Amortization Expenses	35,471.00	
Total Other Expenses	**$74,223.28**	**$0.00**
NET OTHER INCOME	**$ -61,223.28**	**$19,000.00**
NET INCOME	**$ -454,991.92**	**$ -59,839.25**

Menstrual Mates Inc
Consolidated Statement of Equity

| | Common Stock | | Preferred Stock | | SAFE | Additional | Retained Earnings | |
	Shares	Amount	Shares	Amount	Amount	Paid-in Capital	Accumulated Deficit	Total
Ending Balance, December 31, 2020	6,000,000	60	-	-	-	21,940	(649.57)	21,350
Contributions	-	-	-	-	70,000	-	-	70,000
Other comprehensive gain/(loss)	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	(59,839.25)	(59,839.25)
Ending Balance, December 31, 2021	6,000,000	60	-	-	70,000	21,940	(60,488.82)	31,511
Contributions	-	-	-	-	20,000	-	-	20,000
Return of Capital	-	-	-	-	(20,000)	-	-	(20,000)
Other comprehensive gain/(loss)	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	(454,991.92)	(454,991.92)
Ending Balance, December 31, 2022	6,000,000	60	-	-	70,000	21,940	(515,480.74)	(423,480.74)

Menstrual Mates Inc
Statement of Cash Flows
January - December 2022

	2022	2021
OPERATING ACTIVITIES		
Net Income	-454,991.92	-59,839.25
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1201 Merchant Processing Clearing Account:Shopify Clearing	0.00	0.00
1202 Merchant Processing Clearing Account:Paypal Clearing	0.00	0.00
1300 Inventory Asset	0.00	0.00
1305 Inventory Asset:Finished Goods	-2,115.55	-498.85
1310 Inventory Asset:Components, Packaging & Landed Costs	-215.32	0.00
1405 Prepaid Expenses:Prepaid Inventory	-37,119.00	0.00
1410 Prepaid Expenses:Prepaid Expense	-1,540.00	0.00
1415 Prepaid Expenses:Prepaid Federal Taxes	-76,230.00	0.00
1635 Employee Cash Advances	-12,029.92	0.00
1610 Accumulated Amortization	35,471.00	0.00
2250 Donations Payable	20.00	0.00
2300 Deferred Revenue	584,260.04	856.69
2301 Deferred Revenue:Shopify Merchant Fees	-14,902.10	0.00
2302 Deferred Revenue:Paypal Merchant Fees	-9,279.84	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 466,319.31	$ 357.84
Net cash provided by operating activities	$ 11,327.39	-$ 59,481.41
INVESTING ACTIVITIES		
1505 Fixed Asset:Tooling	0.00	0.00
1605 Product Development Costs	-373,986.00	0.00
Net cash provided by investing activities	-$ 373,986.00	$ 0.00
FINANCING ACTIVITIES		
2605 Notes Payable - Long - Term Liability:Indiana 21st Century Fund, LP Loan Payable 6/24	-20,000.00	20,000.00
2610 Notes Payable - Long - Term Liability:Indiana 21st Century Fund, LP Loan Payable 9/24	-40,000.00	40,000.00
2615 Notes Payable - Long - Term Liability:George Kaiser Family Foundation Loan Payable 6/24	824,504.26	0.00
2620 Notes Payable - Long - Term Liability:Sixty8 Capital L.P. Loan Payable	512,702.49	0.00
2625 Notes Payable - Long - Term Liability:Debut Capital Loan Payable	25,505.16	0.00
2630 Notes Payable - Long - Term Liability:Paul Bush Loan Payable	5,101.04	0.00
2635 Notes Payable - Long - Term Liability:Alan Downen Loan Payable	5,101.04	0.00
2640 Notes Payable - Long - Term Liability:George Kaiser Family Foundation Loan Payable	165,840.82	0.00
2700 Long - Term Loans	-10,000.00	0.00
3000 Opening balance equity	0.00	0.00
3305 SAFE Note Investments:Indiana 21st Century Fund, LP (Elevate)	-20,000.00	20,000.00
3315 SAFE Note Investments:John Belardo	20,000.00	50,000.00
Net cash provided by financing activities	$ 1,468,754.81	$ 130,000.00
Net cash increase for period	$ 1,106,096.20	$ 70,518.59
Cash at beginning of period	101,757.15	31,238.56
Cash at end of period	$ 1,207,853.35	$ 101,757.15

MENSTRUAL MATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2022 and 2021

1. ORGANIZATION AND PURPOSE

Menstrual Mates, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates an online e-commerce platform and derives revenue from selling its products directly to consumers through their website.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

For the fiscal years ended December 31, 2022 and December 31, 2021, the Company's cash positions includes its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.